Filed pursuant to Rule 253(g)(2)

File No. 024-11983

SUPPLEMENT DATED JANUARY 16, 2024

TO OFFERING CIRCULAR DATED DECEMBER 22, 2023

CUB CRAFTERS, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated December 22, 2023 of Cub Crafters, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated December 22, 2023 is available HERE.

The purpose of this supplement is to

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Announce the Company’s intention to terminate the offering described in the Offering Circular such that the last day on which subscriptions will be accepted is January 16, 2024, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Series A Preferred Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after January 16, 2024 (the “Termination Date”). Subscriptions in the offering will be accepted up through that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.